

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 16, 2007

By U.S. Mail and Facsimile

Mr. George Mangieri
Vice President & Controller
Westlake Chemical Corporation
2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

> **Re:** **Westlake Chemical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **File No. 001-32260**

Dear Mr. Mangieri:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief